Exhibit 7.01
September 8, 2010
Board of Directors of
AMREP Corporation
300 Alexander Park
Suite 204
Princeton, NJ 08540
Dear Sirs:
The purpose of this letter is to express the basis upon which I propose to acquire the outstanding stock of AMREP Corporation (the “Company”) that I currently do not own through a merger transaction (the “Transaction”). For several reasons, I believe there is limited benefit to the Company’s shareholders for the Company to remain a public company, including (i) the fact that there is an illiquid trading market for the Company’s stock and a lack of analyst coverage of the Company, (ii) the Company’s disparate business lines, and (iii) the substantial costs associated with being a public company. I am not interested in selling my interest in the Company, and I believe that I am in the best position to acquire the Company in a transaction which is in the best interest of all other shareholders.
The Transaction would be structured as a reverse triangular merger by which an entity that I own (“Merger Sub”) would merge with the Company. I propose a per share price of $12.00, payable in cash at closing.
I can move quickly to negotiate and execute a definitive agreement with regard to the Transaction (a “Definitive Agreement”) as no due diligence will be required. I expect that the Definitive Agreement will require only standard and limited closing conditions. There will be no financing contingency. The Definitive Agreement will require that a shareholders meeting be held for the purpose of approving the Transaction in accordance with Oklahoma law and the Company’s current governing documents, without any additional voting requirements.
The Definitive Agreement will require that you make a recommendation to the Company’s shareholders to approve the Transaction (the “Board Recommendation”) and will require the payment of a termination fee by the Company equal to $1,500,000 under certain circumstances (“Termination Fee”). The Termination Fee will be payable if the Board Recommendation is changed for any reason or if the Company terminates the Definitive Agreement because of another proposed acquisition transaction. Other situations in which the Termination Fee may be payable shall be set forth in the Definitive Agreement, which will contain appropriate provisions permitting you to exercise your fiduciary duties in the event of another proposed acquisition transaction.
I have engaged Pepper Hamilton LLP as legal counsel for the Transaction and the investment banking firm Mufson Howe Hunter & Company as my financial advisor. I am committed to making this Transaction occur in as short a timeframe as possible, with a closing as soon as practicable following the execution of the Definitive Agreement.

Board of Directors of
AMREP Corporation
September 8, 2010

It is possible that certain other shareholders of the Company may join me in my proposal. I will promptly advise you should that occur.
This letter does not constitute or create, and shall not be deemed to constitute or create, any legally binding or enforceable obligation on the part of me, you or the Company. No such obligation shall be created, except by the execution and delivery of the Definitive Agreement containing such terms and conditions as may be agreed upon by the parties thereto, and then only in accordance with the terms and conditions of such Definitive Agreement.
Please be advised that the delivery of this letter will require an amendment of my Schedule 13D relating to my ownership of Company securities.
I look forward to working with you on conducting and consummating the Transaction.
Sincerely,

/s/ Nicholas G. Karabots
Mr. Nicholas G. Karabots